As filed with the Securities and Exchange Commission on February 6, 2006.
Registration No. 333-113751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST EFFECTIVE AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COMPETITIVE TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-2664428
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1960 Bronson Road
Fairfield, Connecticut 06824
(203) 255-6044
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Dr. Donald J. Freed
President and Chief Executive Officer
Competitive Technologies, Inc.
1960 Bronson Road
Fairfield, Connecticut 06824
(203) 255-6044
(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:
Allan J. Reich, Esq.
Seyfarth Shaw LLP
55 East Monroe Street, Suite 4200
Chicago, Illinois 60603-5803
Telephone: (312) 346-8000
Facsimile: (312) 269-8869

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT HAS FILED A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED February 6, 2006.

PROSPECTUS

Competitive Technologies, Inc.

531,341 Shares of Common Stock

This Prospectus relates to the sale of up to 531,341 shares of our common stock by Fusion Capital Fund II, LLC (“Fusion Capital”). Fusion Capital is sometimes referred to in this Prospectus as the selling stockholder. The prices at which Fusion Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of our shares by Fusion Capital.

Our common stock is traded on the American Stock Exchange under the symbol “CTT.” On January 31, 2006, the last reported sale price for our common stock as reported on the American Stock Exchange was $3.88 per share.

Investing in our common stock involves a high degree of risk. You should consider carefully the “Risk Factors” beginning on page 3 for a discussion of these risks.

The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 6, 2006.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	3
Forward-Looking Statements	7
Use of Proceeds	8
Description of Securities	8
Principal Stockholders	9
Market Price of Our Common Equity	10
The Fusion Capital Transaction	10
Selling Stockholder	14
Plan of Distribution	14
Legal Matters	15
Experts	15
Where You Can Find More Information	16
Incorporation of Certain Information by Reference	16
Information with Respect to the Registrant	16
Material Changes	16

Prospectus Summary

The following summary highlights information contained elsewhere in this Prospectus. It may not contain all of the information that is important to you. You should read the entire Prospectus carefully, especially the discussion regarding the risks of investing in CTT common stock under the heading “Risk Factors,” before investing in CTT common stock.

Business

Competitive Technologies, Inc. (“CTT”), is a Delaware corporation incorporated in 1971 to succeed an Illinois corporation incorporated in 1968. CTT and its subsidiary (collectively, the “registrant,” “we,” “our,” “us”, or the “Company”), provide technology transfer, selling and licensing services focused on the technology needs of its customers, matching those requirements with commercially viable technology solutions, bridging the gap between market demand and raw innovation. We do this in two ways. First, we develop, and have developed over the years, relationships with the technology and research arms of universities, independent research institutions and companies, and inventors, patent attorneys and patent or other intellectual property holders, whom we then formally represent, and they become our “Clients”. From our Clients we obtain rights to serve as their agent, or receive a license from them to their invention, patent or intellectual property rights (collectively, “Technology”). We then find customers, or end users, who have a use for the particular Technology, and we grant them a license or a sublicense to the Technology either to commercialize (sell) it or further develop the Technology. Second, as we also have contacts and relationships with those who have a need or use for particular Technologies (usually companies and industry, who may or may not be current customers of ours), we match their needs with one of our Technologies (“reverse marketing”), or find a Technology to fit their needs and grant them a license or a sublicense. Since we focus on both Technologies available (Client side) and Technologies wanted or needed (customer side), we believe that we provide a valuable service in matching market needs to Technology solutions. Using our services provides benefits to both the Technology provider and the user of the Technology; the Client, or Technology provider (usually a university or an inventor), can focus solely on research and innovation, rather than on selling and marketing, and the staffing needed to sell and market their Technology, and the Technology user, or customer, can focus on selling, development and marketing, rather than on research and development. We also work to maintain and enforce our Clients’ and our own legal patent rights with respect to Technologies, and monitor and address any infringement. Our goal is to maximize the value of the Technology for the benefit of our Clients, customers and shareholders.

When we acquire a Technology, we may acquire exclusive or non-exclusive rights, worldwide rights or rights limited to a specific geographic area. When we license or sublicense rights to our customers, we may grant exclusive or non-exclusive rights, worldwide or geographically limited rights and/or we may limit rights to a defined field of use. Technologies can be either early stage, mid stage, or late stage. Currently, we define early stage Technologies as those that require further development and/or testing and regulatory approval before they can be commercialized and generate significant revenues, such period of time usually being in excess of 30 months. Mid stage are defined as Technologies that require some further refinement, but we believe are closer (approximately 15 - 30 months) to generating significant revenues than early stage. Late stage Technologies are fully developed and ready to be marketed and usually can generate revenues immediately, or within 15 months. We strive to have a balanced portfolio with Technologies in each stage of the life cycle; our goal is to have over half our portfolio in late stage Technologies. Currently, we have less than half our portfolio in late stage Technologies, and we are focusing on correcting this imbalance in our portfolio. The stage that a Technology is classified in may change at any time based upon information currently available to us. In addition, how we define a stage may change.

We identify and commercialize (or find companies that will commercialize Technologies for us) innovative Technologies in life and physical sciences, electronics, and nanotechnologies. Life sciences include medical testing, diagnostics, pharmaceuticals, biotechnologies, medical devices and other medical or biological applications. Physical sciences include chemical, display, and environmental applications. Electronics include communications, semiconductors, Internet related, e-commerce and consumer electronics applications. Nanotechnologies deal with the manipulation of microscopic particles into useful arrangements, and smart or novel materials (a nano particle is one thousand times smaller than the width of a human hair). We currently have Technologies in each of these areas, though a majority of our revenues come from the life sciences area.

We estimate that over the years we have licensed nearly 500 Technologies to and from corporations, and can count as our Clients several major universities and inventors.

We compete with universities, law firms, venture capital firms and other technology commercialization firms for technology licensing opportunities. Many organizations offer some aspect of technology transfer services, and some are well established and have more financial and human resources than we do. The market is highly fragmented and many participants focus on a specific technology area.

Corporate Information

CTT is incorporated under the laws of the State of Delaware. Our executive offices are located at 1960 Bronson Road, Fairfield, Connecticut 06824, and our telephone number is (203) 255-6044. The address of our website is www.competitivetech.net. Unless otherwise stated herein, information on our web site is not part of this Prospectus.

CTT Common Stock

CTT common stock trades on the American Stock Exchange under the symbol “CTT.”

The Offering

On February 25, 2004, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC (“Fusion Capital”), pursuant to which Fusion Capital has agreed to purchase on each trading day, subject to CTT’s rights to increase, reduce or suspend these purchases and terminate the agreement with Fusion Capital at any time, $12,500 of our common stock up to an aggregate purchase price, under certain conditions, of $5.0 million. The $5.0 million of common stock is to be purchased over a twenty (20) month period, subject to a six (6) month extension or earlier termination at our discretion. Subject to certain provisions of the common stock purchase agreement, we can control the size and timing of any sales of our common stock to Fusion Capital. On January 9, 2006 we notified Fusion Capital that we were extending the common stock purchase agreement by six (6) months.

In May 2004, we registered 1,248,115 shares of our common stock for sale by Fusion Capital, of which 716,774 shares have been sold to Fusion Capital and 82,321 shares have been issued to Fusion Capital as a commitment fee as of January 31, 2006. Fusion Capital, the selling stockholder under this Prospectus, is offering for sale the remaining shares from the February 25, 2004 agreement, consisting of up to 531,341 shares of our common stock. All of these shares previously were registered in our May 2004 registration statement, number 333-113751 on Form S-1, and our February 2005 registration statement, number 333-113751 on Form S-3.

As of January 31, 2006, there were 7,669,333 shares of our common stock outstanding, including the 82,321 shares issued to Fusion Capital as a commitment fee, but excluding the additional 6,242 shares issuable to Fusion Capital as compensation for its purchase commitment, and the additional 442,778 shares not yet purchased by Fusion Capital which are included in the total shares offered by Fusion Capital pursuant to this Prospectus. The number of shares offered by this Prospectus represents approximately 6.9% of the total common stock outstanding as of January 31, 2006. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the common stock purchase agreement. This number may be affected by other factors more fully described under the heading “The Fusion Capital Transaction.”

Risk Factors

An investment in CTT common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this Prospectus before deciding to invest in shares of CTT common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks that we face. If any of the following risks actually occurs, our business, financial condition, liquidity, results of operations and prospects for growth could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment. You should acquire shares of our common stock only if you can afford to lose your entire investment. We make various statements in this section which constitute “forward-looking statements” under Section 27A of the Securities Act of 1933. See “Forward-Looking Statements.”

In three of the last five fiscal years, we have experienced significant net losses.

The table below summarizes our consolidated results of operations and cash flows for the five years ended July 31, 2005:

	2005	2004	2003	2002	2001

Net income (loss)	$5,701,787	$2,954,529	$(1,935,301)	$(4,016,428)	$(2,500,749)
Net cash flow from:
Operating activities	$5,006,936	$2,328,684	$(1,604,910)	$(1,666,360)	$(246,834)
Investing activities	$803,220	$499,663	$221,910	$(464,222)	$(793,554)
Financing activities	$4,159,711	$(22,962)	$--	$--	$(658,164)
Net increase (decrease) in cash and cash equivalents	$9,969,867	$2,805,385	$(1,383,000)	$(2,130,582)	$(1,698,552)

Although we have generated significant net income and positive cash flows in fiscal 2005 and 2004, we can not be sure that this trend will continue. For our fiscal first quarter ended October 31, 2005, we incurred a net loss of $333,005. We incurred substantial net losses in the three years ending July 31, 2003, principally from low revenues and expenses related to patent enforcement litigation, which we have since reduced significantly.

To sustain profitability, we must successfully license technologies with current and long-term revenue streams, and we must continually add new such licenses. In addition, we must control our costs, including litigation related costs.

Our future royalty revenues, obtaining rights to new technologies, granting licenses, enforcing intellectual property rights, and profits or losses are subject to many factors outside our control, or that we currently cannot anticipate, including technological changes and developments, economic cycles, and the ability of our licensees to commercialize our technologies successfully. Consequently, we may not be able to generate sufficient revenues to be profitable. We cannot be assured that we will be successful in these efforts.

We derived more than 96% of our retained royalty revenues in fiscal 2005 from four technologies.

We derived approximately $11,135,000, or 96%, of 2005 retained royalties from four technologies: $8,932,000, or 77%, from the homocysteine assay, $500,000, or 4%, from Ethyol, $860,000, or 8%, from gallium arsenide patents and $843,000, or 7%, from sexual dysfunction patents. In fiscal 2004, we derived approximately 74% of our retained royalties from the same four technologies.

Our U.S. patent that covers the homocysteine assay expires in July 2007. Of the $8,932,000 of homocysteine assay royalties, approximately $6,181,000 was for non-refundable, non-creditable, up-front royalty fees. The remaining $2,751,000 includes revenues from many new licenses which did not accrue revenue for a full year in 2005. Our retained royalties from Ethyol are limited to a maximum of $500,000 per calendar year, and since calendar 2003 we have received the maximum. We expect Ethyol retained royalties to continue at their 2005 level for several years (this patent expires in December 2010). Certain of the gallium arsenide patents have expired and we expect less retained royalties from gallium arsenide in the future. Retained royalties from the sexual dysfunction license include the settlement of a mediated dispute.

Such a concentration of revenues makes our operations vulnerable to changes in any one of them, especially the homocysteine assay, and such changes could have a significant adverse impact on our financial position.

In November 2005, the U.S. Supreme Court (the “Court”) agreed to hear an appeal of a judgment upholding and validating our homocysteine assay patent. We currently expect the Court to hear oral arguments in late March 2006, and issue their findings in June 2006, although this schedule may be delayed. This uncertainty may have an adverse impact on our current licenses. In addition, if our patent is not upheld this will have a significant, adverse impact on our business, results of operations, cash flows and financial position, and we may have to refund certain royalties paid to us in the past.

Certain of our licensed patents have recently expired or will expire in the near future and we may not be able to replace their royalty revenues.

In fiscal 2005, we derived retained royalties from licenses on twenty-four (24) patented technologies. We expect royalties from twelve (12) of those patented technologies to expire in the next five years. When all patents underlying a license expire, our royalties from that license cease, and there can be no assurance that we will be able to replace those royalties with royalty revenues from new or other licenses. Those patented technologies represented approximately 87% of our retained royalties in fiscal 2005. Fiscal 2005 retained royalty revenues of approximately $612,000, or 5%, $9,240,000, or 79%, and $224,000, or 2%, respectively, were from patents expiring in fiscal 2005, 2007 and 2009. The loss of these royalties, especially the homocysteine assay, may materially, adversely affect our operating results if we are unable to replace them with revenue from other licenses or other sources. Since it often takes two or more years for a technology to produce significant revenues, we must continuously seek new sources of future revenues.

We currently are involved in lawsuits that historically have involved significant legal expenses. In addition, our most recent former President and Chief Executive Officer has filed complaints against us seeking certain damages. If the courts or regulatory agencies in these suits or actions decide against us, this could have a materially adverse effect on our business, results of operations and financial condition.

We have incurred significant legal expenses in such lawsuits and actions, including patent enforcement lawsuits. If the courts in these suits decide against us, or if we have to incur significant legal and other expenses, this could have a materially adverse affect on our business, results of operations and financial condition.

Sales of our common stock to Fusion Capital will cause dilution to current stockholders and Fusion Capital’s sale of those shares of common stock could cause the price of our common stock to decline.

The price of the common stock to be sold and issued to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All shares under the offering are freely tradable. Fusion Capital’s purchase price per share is equal to the lesser of: (i) the lowest sale price of our common stock on the purchase date or (ii) the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.

Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. We expect that Fusion Capital will sell any shares that they purchase over a period of up to twenty-six (26) months from the commencement date (May 6, 2004) of the agreement, including a six (6) month extension or earlier termination at our discretion. Depending upon market liquidity at the time, a sale of shares by Fusion Capital at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price at which we might otherwise wish to effect sales.

In May 2004, we registered 1,248,115 shares of our common stock for sale by Fusion Capital of which 799,095 shares have been issued to Fusion Capital as of January 31, 2006. We have the right but not the obligation to sell additional shares to Fusion Capital under the common stock purchase agreement. Under our agreement with Fusion Capital, Fusion Capital does not have the right or the obligation to purchase any shares of our common stock in the event that the purchase price is less than $1.00 per share.

The sale of shares to Fusion Capital may result in significant dilution to the ownership interests of other holders of our common stock. The amount of dilution would be higher if the per share market price of our common stock is lower at the time we sell shares to Fusion Capital, since a lower market price would cause more shares of our common stock to be issued to Fusion Capital for the same proceeds. Subsequent sales of these shares in the open market by Fusion Capital also may have the effect of lowering our stock price, thereby increasing the number of shares issuable under the common stock purchase agreement and consequently further diluting our outstanding shares. Although we have the right to reduce or suspend sales to Fusion Capital at any time, our financial condition at the time may require us to waive our right to suspend purchases even if there is a decline in the market price.

The existence of the agreement with Fusion Capital to purchase shares of our common stock could cause downward pressure on the market price of our common stock.

Both the actual and the potential for dilution resulting from sales of our common stock to Fusion Capital could cause holders to elect to sell their shares of our common stock, which could cause the trading price of our common stock to decrease. In addition, prospective investors anticipating the downward pressure on the price of our common stock due to the shares available for sale by Fusion Capital could refrain from purchases or cause sales or short sales in anticipation of a decline of the market price, which may itself cause the price of our stock to decline.

Employee and director stock options and warrants may potentially cause dilution to our current stockholders and could adversely affect the market price of our common stock.

As of January 31, 2006, an aggregate of 992,973 employee and director stock options were outstanding and we expect to issue additional options and possibly warrants in the future. For the life of all such options and warrants, the holders of such options and warrants will have the opportunity to profit from a rise in the market price of our common stock, with a resulting dilution in the interest of holders of our common stock. The terms on which we will be able to obtain additional capital during the life of such options and warrants may be adversely affected.

A former Chief Executive Officer and CTT have been named in a civil suit filed by the Securities and Exchange Commission (“SEC”). Until this matter is resolved, our stock price may be adversely impacted, our operations and expenses may be negatively affected, and our ability to obtain any debt financing may be restricted.

On August 11, 2004, the SEC filed a civil suit naming Competitive Technologies, Inc., our former Chief Executive Officer (“CEO”) from 2001, and six individual brokers in the United States District Court for the District of Connecticut, alleging that from at least July 1998 to June 2001, CTT was involved in a scheme to manipulate the price of our stock. The case relates to our 1998 stock repurchase program under which we repurchased shares of our common stock from time to time during the period from October 28, 1998 to March 22, 2001. CTT was named as a defendant in the suit due to the alleged conduct of our former CEO, whose conduct in connection with the stock repurchase program was imputed to CTT as a matter of law. Relating to CTT, the SEC in the suit seeks a permanent injunction prohibiting us from further violations of the Securities Exchange Act of 1934 and a civil penalty pursuant to Section 21(d)(3) of the Securities Exchange Act of 1934 (this section provides for maximum penalties of $550,000 for a corporate entity and $110,000 per individual). On September 24, 2004, we responded to this civil suit, and filed a motion to dismiss the suit. On October 15, 2004, the SEC filed a motion opposing our motion to dismiss the suit. Further action in this case is pending. Until this matter is resolved, our stock price may be adversely impacted, our operations and expenses may be negatively affected, and our ability to obtain debt financing may be severely restricted. Costs incurred since August 2004 relating to the suit have been covered by our directors’ and officers’ insurance carrier.

Our By-Laws provide that we will indemnify our directors, officers, employees and agents in certain circumstances. We carry directors’ and officers’ liability insurance (subject to deductibles) to reduce these financial obligations.

Our directors, officers, employees and agents may claim indemnification in certain circumstances. We are currently exposed to potential indemnification claims in connection with the civil suit filed by the SEC and with complaints filed by certain former employees alleging discriminatory employment practices in violation of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002.

We seek to limit and reduce our potential financial obligations for indemnification by carrying directors’ and officers’ liability insurance (subject to deductibles).

Our revenue growth depends on our ability to understand the technology requirements of our customers in the context of their markets. If we fail to understand their technology needs or markets, we limit our ability to meet those needs and to generate revenues.

We believe that by focusing on the technology needs of our customers, we are better positioned to generate revenues by providing them technology solutions. In this way, the market demands of our customers drive our revenues. The better we understand their markets and requirements, the better we are able to identify and obtain effective technology solutions for our customers. Currently, we rely on our professional staff and contract business development consultants to understand our customers’ technical, commercial, and market requirements and constraints, and to identify and obtain effective technology solutions for them.

Our success depends on our ability to attract and retain key personnel.

Our success depends on the knowledge, efforts and abilities of a small number of key personnel. Dr. D. J. Freed is our President and Chief Executive Officer, Michael D. Davidson is our Vice President and Chief Financial Officer, Dr. Michael E. Kiley is our Executive Vice President and Chief Technology Officer, and Paul A. Levitsky is our Vice President, General Counsel, and Corporate Secretary. We rely on our professional staff and contract business development consultants to identify intellectual property opportunities and technology solutions, and to negotiate and close license agreements. Competition for personnel with the necessary breadth and depth of experience is intense and we cannot assure you that we will be able to continue to attract and retain qualified personnel. If we are unable to hire and retain highly qualified professionals and consultants, our revenues, prospects, financial condition and future activities could be materially adversely affected.

We depend on our relationships with inventors to gain access to new technologies and inventions. If we fail to maintain existing relationships or to develop new relationships, we may reduce the number of technologies and inventions available to generate revenues. In addition, technology can change rapidly and industry standards are continually evolving. This often makes products obsolete or results in short product lifecycles. Our profitability also depends on our licensees’ ability to adapt to such changes.

We do not invent new technologies or products ourselves. We depend on relationships with universities, corporations, governmental agencies, research institutions, inventors, and others to provide us with technology-based opportunities that we can develop into profitable royalty-bearing licenses. Our failure to maintain these relationships or to develop new relationships could adversely affect our business, operating results and financial condition. If we are unable to forge new relationships or to maintain our current relationships, we may be unable to identify new technology-based opportunities and royalty-bearing licenses. We also are dependent on our clients’ abilities to develop new technologies, introduce new products and adapt to changes in technology and economic needs.

Further, we cannot be certain that our current or any new relationships will provide the volume or quality of available new technologies necessary to sustain our business. In some cases, universities and other sources of new technologies may compete against us as they seek to develop and commercialize these technologies themselves or through entities that they develop, finance and/or control. In other cases, universities receive financing for basic research from companies in exchange for the exclusive right to commercialize any resulting inventions. These and other strategies may reduce the number of technology sources (potential clients) to whom we can market our services. If we are unable to secure new sources of technology, it could have a material adverse effect on our business, operating results and financial condition.

We receive most of our revenues from customers over whom we have no control.

We rely on royalties received from our customers for revenues. The royalties we receive from our customers depend on their efforts and expenditures and we have no control over their efforts or expenditures. Additionally, our customers’ development of new products involves great risk since many new technologies do not become commercially profitable products despite extensive development efforts. Our license agreements do not require customers to advise us of problems they may encounter in attempting to develop commercial products and they usually treat such information as confidential. You should expect our customers to encounter problems frequently. Our customers’ failure to resolve such problems may result in a material adverse effect on our business, operating results and financial condition.

Our customers, and therefore we, depend on receiving government approvals to exploit certain licensed products commercially.

Commercial exploitation of some licensed patents may require the approval of governmental regulatory agencies, especially in the life sciences area, and there is no assurance that those agencies will grant such approvals. In the United States, the principal governmental agency involved is the U.S. Food and Drug Administration (“FDA”). The FDA’s approval process is rigorous, time consuming and costly. In addition, governmental agencies similar to the FDA exist in other countries. Unless and until a licensee obtains approval for a product requiring such approval, the licensee may not sell the product in the U.S.A. or such other countries, and therefore we will not receive royalty income based on sales of such product.

If our clients and we are unable to protect the intellectual property underlying our licenses or to enforce our patents adequately, we may be unable to exploit such licensed patents or technologies successfully.

Our success in earning revenues from licenses is subject to the risk that issued patents may be declared invalid, that patents may not issue on patent applications, or that competitors may circumvent or infringe our licensed patents and thereby render our licensed patents not commercially viable. In addition, when all patents underlying a license expire, our royalties from that license cease, and there can be no assurance that we will be able to replace those royalties with royalty revenues from new or other licenses.

Patent litigation has increased; it can be expensive and may delay or prevent our customers’ products from entering the market.

Our clients and/or we may pursue patent infringement litigation or interference proceedings against sellers of products that we believe infringe our patent rights. Holders of conflicting patents or sellers of competing products also may challenge our patents in patent infringement litigation or interference proceedings. We cannot assure you that our clients and/or we will be successful in any such litigation or proceeding, and the results and costs of such litigation or proceeding may materially adversely affect our business, operating results and financial condition.

Developing new products, creating effective commercialization strategies for technologies, and enhancing those products and strategies are subject to inherent risks. These risks include unanticipated delays, unrecoverable expenses, technical problems or difficulties, and the possibility that development funds will be insufficient. The occurrence of any one or more of these risks could make us abandon or substantially change our technology commercialization strategy.

Our success depends on, among other factors, our clients developing new or improved technologies, our customers’ products meeting targeted cost and performance objectives for large-scale production, and our customers’ ability to adapt technologies to satisfy industry standards, satisfy consumer expectations and needs, and bring their products to market before the market is saturated. They may encounter unanticipated technical or other problems that result in increased costs or substantial delays in introducing and marketing new products. Current and future products may not be reliable or durable under actual operating conditions or otherwise commercially viable and competitive. New products may not satisfy price or other performance objectives when introduced in the marketplace. Any of these events would adversely affect our realization of royalties from such new products.

Strong competition within our industry may reduce our client base.

We compete with universities, law firms, venture capital firms and other technology commercialization firms for technology licensing opportunities. Many organizations offer some aspect of technology transfer services, and some are well established and have more financial and human resources than we do. This market is highly fragmented and many participants focus on a specific technology area.

We have not paid dividends and may not pay dividends on our common stock in the foreseeable future.

We have not paid cash dividends on our common stock since 1981, and, our Board of Directors currently does not have plans to declare or pay cash dividends in the future. However, the decision to pay dividends is solely at the discretion of our Board of Directors based upon factors that they deem relevant, and may change at any time.

Being a public company increases our administrative costs.

The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and new listing requirements subsequently adopted by the American Stock Exchange in response to the Sarbanes-Oxley Act of 2002, have required changes in corporate governance practices, internal control policies and audit committee practices of public companies. These new rules, regulations, and requirements have significantly increased our legal, audit, financial, compliance and administrative costs, and have made certain other activities more time consuming and costly. The additional costs are expected to continue. In addition, these new rules and regulations may make it more difficult and more expensive for us to obtain directors and officers liability insurance in the future, and could make it more difficult for us to attract and retain qualified members for our Board of Directors, particularly to serve on our audit committee.

Forward-Looking Statements

This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include statements regarding, among others, (a) our expectations about product development activities, (b) our growth strategies, (c) operating performance, (d) anticipated trends in our industry and competition, (e) our future financing plans, and (f) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are not guarantees of future performance, and generally are identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “strategy”, “plan,” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Prospectus. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

The information contained in this Prospectus, as well as in our SEC filings, identifies important factors that could adversely affect actual results and performance. We urge prospective investors to consider such factors carefully.

All forward-looking statements attributable to CTT are expressly qualified in their entirety by the foregoing cautionary statements.

Use of Proceeds

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by Fusion Capital, the selling stockholder. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to $5.0 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement. As of January 31, 2006, we have received approximately $4.1 million in gross proceeds under the common stock purchase agreement with Fusion Capital. The proceeds we have received to date and will receive in the future under the common stock purchase agreement, net of our costs incurred in connection with the offering, have been or will be used to implement our strategic business plan and for working capital and other general corporate purposes.

Description of Securities

Our authorized capital stock consists of 20,000,000 shares of common stock, par value of $0.01 per share, and 35,920 shares of preferred stock, par value of $25.00 per share.

Common Stock

As of January 31, 2006, 7,669,333 shares of common stock were outstanding. Our common stock is traded on the American Stock Exchange under the trading symbol “CTT.” Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. There are no cumulative voting rights, which means that the holders of more than 50% of the aggregate outstanding shares of common and preferred stock can elect all of the directors to our Board of Directors, in which event the holders of the remaining shares will not be able to elect any directors. Subject to the rights of the holders of preferred stock to receive preferential non-cumulative dividends, the holders of the common stock are entitled to receive dividends on such shares, if, as and when declared payable by our Board of Directors from funds legally available for that purpose. There are no restrictions in our certificate of incorporation on our ability to repurchase or redeem shares from funds legally available for that purpose while there is any arrearage in the payment of dividends on preferred stock. The common stock has no preemptive, conversion, sinking fund or redemption rights. All outstanding shares of common stock are fully paid and non-assessable. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in assets remaining available for distribution after payment of all debts and payment of the preferential liquidation rights of shares of preferred stock then outstanding.

Preferred Stock

As of January 31, 2006, 2,427 shares of preferred stock were issued and outstanding. Each holder of preferred stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The holders of preferred stock are entitled to receive, if, as and when declared by our Board of Directors, out of funds legally available therefore, preferential non-cumulative dividends at the rate of $1.25 per share per annum, payable quarterly, before any dividends may be declared or paid upon or other distribution made in respect of any share of common stock. The preferred stock is redeemable in whole at any time or in part from time to time on 30 days’ notice, at our option, at a redemption price of $25.00 per share. Upon our liquidation, dissolution or winding up, the holders of preferred stock are entitled to $25.00 a share in cash before any distribution of assets can be made to the holders of the common stock. The preferred stock has no preemptive, sinking fund or conversion rights.

Principal Stockholders

The following table sets forth the beneficial ownership of shares of the Company's common stock as of January 31, 2006 by each director, by the executive officers of the Company, and by each person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding common stock. Unless otherwise indicated in the footnotes, all of such interests are owned directly, and the indicated person or entity has sole voting and investment power. The indicated owners furnished such information to the Company as of January 31, 2006, except as otherwise indicated in the footnotes.

Names of Beneficial Owners (and address, if ownership is more than 5%)	Amount Beneficially Owned	(A)	Percent	(B)

Directors and executive officers

Richard E. Carver	86,604	(C)	1.1%
Michael D. Davidson	11,676	(D)	--
George W. Dunbar, Jr.	86,109	(E)	1.1%
Donald J. Freed	25,473	(F)	--
Michael E. Kiley	16,813	(G)	--
Maria-Luisa Maccecchini	24,500	(H)	--
John B. Nano	12,502	(I)	--
Charles J. Philippin	124,884	(J)	1.6%
John M. Sabin	71,284	(K)	--

All directors and executive officers as a group	447,343	(L)	5.6%

___________________
(A)	Except as indicated in the notes that follow, the designated person or group has sole voting and investment power.

(B)	Percentages of less than 1% are not shown.

(C)	Consists of 22,604 shares of Common Stock plus 64,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Carver.

(D)
Consists of 1,676 shares of Common Stock plus 10,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Davidson. Includes 676 shares of Common Stock held under the Company’s 401(k) Plan, as to which Mr. Davidson has full investment power. Does not include 676 unvested shares of common stock allocated to Mr. Davidson under the Company’s 401(k) plan.

(E)	Consists of 16,109 shares of Common Stock and 70,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Dunbar.

(F)
Consists of 9,223 shares of Common Stock plus 16,250 stock options deemed exercised solely for purposes of showing total shares owned by Dr. Freed. Includes 3,723 shares of  Common Stock held under the Company’s 401(k) plan, as to which Dr. Freed has investment power.

(G)
Consists of 1,813 shares of Common Stock plus 15,000 stock options deemed exercised solely for purposes of showing total shares owned by Dr. Kiley. Includes 813 shares of Common Stock held under the Company’s 401(k) Plan, as to which Dr. Kiley has full investment power. Does not include 812 unvested shares of common stock allocated to Dr. Kiley under the Company’s 401(k) plan.

(H)	Consists of 4,500 shares of Common Stock plus 20,000 stock options deemed exercised solely for purposes of showing total shares owned by Dr. Maccecchini.

(I)	Consists of 12,502 shares of Common Stock as reported on Form 4 filed with the United States Securities and Exchange Commission on June 28, 2005, the most recent information available to the Company.

(J)	Consists of 54,884 shares of Common Stock plus 70,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Philippin.

(K)
Consists of 21,284 shares of Common Stock plus 50,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Sabin. Includes 200 shares of Common Stock held by his spouse.

(L)
Consists of 132,093 shares of Common Stock plus 315,250 stock options to purchase shares of Common Stock deemed exercised solely for purposes of showing total shares owned by the group. The total for this group excludes Mr. Nano’s ownership.

At January 31, 2006, the stock transfer records maintained by the Company with respect to its Preferred Stock showed that the largest holder of Preferred Stock owned 500 shares.

Market Price of Our Common Equity

(a) Market information. Our common stock is listed on the American Stock Exchange. The following table sets forth the quarterly high and low sales prices of our common stock as reported by the American Stock Exchange for the periods indicated.

Fiscal Year Ended July 31, 2006			Fiscal Year Ended July 31, 2005			Fiscal Year Ended July 31, 2004

	High	Low		High	Low		High	Low
First Quarter	$7.03	$4.71	First Quarter	$5.75	$3.36	First Quarter	$2.10	$1.53
Second Quarter	$5.35	$3.61	Second Quarter	$13.39	$4.97	Second Quarter	$6.36	$1.97
			Third Quarter	$15.55	$6.30	Third Quarter	$6.50	$3.70
			Fourth Quarter	$11.67	$5.61	Fourth Quarter	$5.25	$3.00

The Fusion Capital Transaction

General

On February 25, 2004, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC (“Fusion Capital”) under which Fusion Capital agreed to purchase on each trading day during the term of the agreement, subject to our right to increase, reduce or suspend these purchases and our right to terminate the agreement with Fusion Capital at any time, $12,500 of our common stock up to an aggregate of $5.0 million. The $5.0 million of common stock is to be purchased over a twenty (20) month period, subject to a six (6) month extension or earlier termination at our discretion. On January 9, 2006, we notified Fusion Capital that we were extending the common stock purchase agreement by six (6) months. The purchase price of our common stock will be based upon the future market price of the common stock without any fixed discount to the market price. We have the right to set a minimum purchase price at any time as described below. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.00 per share.

We have authorized the sale and issuance of up to 1,248,115 shares of our common stock to Fusion Capital under the common stock purchase agreement, all of which we registered in May 2004. At that time, we estimated that the maximum number of shares we would sell to Fusion Capital under the common stock purchase agreement would be 1,159,552 shares (exclusive of the 88,563 shares that are issuable to Fusion Capital as a commitment fee, of which we have issued 82,321 of such shares as of January 31, 2006). From May 2004 through January 31, 2006, we sold an aggregate of 716,774 shares of common stock to Fusion Capital for proceeds of $4,117,493. Therefore, 442,778 shares of common stock offered by this Prospectus remain available for sale to Fusion Capital with maximum additional proceeds of $882,507. Assuming a purchase price of $3.88 per share (the closing sale price of the common stock on January 31, 2006) and the purchase by Fusion Capital of 227,450 of the remaining 442,778 shares under the common stock purchase agreement, aggregate proceeds to us would be $5,000,000. If we decided to sell and issue more than the 1,248,115 shares to Fusion Capital (19.99% of our outstanding shares as of February 25, 2004, the date of the common stock purchase agreement), we would be required to obtain stockholder approval of the common stock purchase agreement in order to be in compliance with the American Stock Exchange rules. We may, but shall be under no obligation to, request our stockholders to approve the transaction contemplated by the common stock purchase agreement.

Purchase of Shares Under the Common Stock Purchase Agreement

Under the common stock purchase agreement, on each trading day Fusion Capital is obligated to purchase a specified dollar amount of our common stock. Subject to our right to suspend such purchases at any time and our right to terminate the agreement with Fusion Capital at any time, each as described below, Fusion Capital will purchase on each trading day during the term of the agreement $12,500 of our common stock. We have the right to increase the daily purchase amount at any time, provided however, we may not increase the daily purchase amount above $12,500 unless our stock price is above $4.50 per share for ten (10) consecutive trading days and provided that the closing sale price of our stock remains at least $4.50. The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.

We may decrease this daily purchase amount at any time. The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing sales price is used to compute the purchase price. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of purchase by Fusion Capital. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, they still are obligated to purchase up to $12,500 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently become less than 9.9%. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that the percentage of our outstanding common stock owned by Fusion Capital will ever reach the 9.9% limitation.

The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of shares of our common stock offered by this Prospectus at varying purchase prices:

Assumed Average Purchase Price	Number of Shares to be Issued if Full Amount Purchased(1)	Percentage Outstanding After Giving Effect to the Issuance to Fusion Capital(2)	Proceeds from the Sale of Shares to Fusion Capital
$3.00	294,169	3.7%	$882,507
$3.88 (3)	227,450	2.9%	$882,507
$5.00	176,501	2.2%	$882,507
$6.00	147,084	1.9%	$882,507
___________________

(1)	Does not include the 6,242 that will be issued to Fusion Capital as a commitment fee.

(2)
Based on 7,675,575 shares outstanding as of January 31, 2006, which includes 82,321 shares of common stock issued to Fusion Capital as a commitment fee, the 6,242 shares of common stock that will be issued to Fusion Capital as a commitment fee and the number of shares to be issued if full amount purchased at the corresponding assumed purchase price set forth in the adjacent column.

(3)	Closing sale price of our common stock on January 31, 2006.

We estimate that we will issue no more than 1,248,115 shares to Fusion Capital under the common stock purchase agreement, including the shares issued and issuable as a commitment fee, all of which are included in this offering. We have the right to terminate the agreement without any payment or liability to Fusion Capital at any time, including in the event that more than 1,248,115 shares are issuable to Fusion Capital under the common stock purchase agreement.

Minimum Purchase Price

We have the right to set a minimum purchase price (“floor price”) at any time. Currently, the floor price is set at $3.00 per share. We can increase or decrease the floor price at any time upon one trading day prior notice to Fusion Capital. However, the floor price may not be less than $1.00 per share. Fusion Capital does not have the right or the obligation to purchase any shares of our common stock in the event that the purchase price is less than the then applicable floor price.

Our Right to Suspend Purchases

We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day’s notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital purposes or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

Our Right to Increase and Decrease the Daily Purchase Amount

Under the common stock purchase agreement Fusion Capital has agreed to purchase on each trading day during the twenty (20) month term and six (6) month extension of the agreement, $12,500 of our common stock, or an aggregate of $5.0 million of our common stock. We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day’s notice. We also have the right to increase the daily purchase amount at any time for any reason as the market price of our common stock increases. Specifically, for every $0.25 increase in Threshold Price above $4.50 (subject to equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction), we have the right to increase the daily purchase amount by up to an additional $2,500. For example, if the Threshold Price is $5.00 we would have the right to increase the daily purchase amount up to an aggregate of $17,500. By way of another example, if the Threshold Price is $5.50, we would have the right to increase the daily purchase amount up to an aggregate of $22,500. The “Threshold Price” is the lowest sale price of our common stock during the five (5) trading days immediately preceding our notice to Fusion Capital to increase the daily purchase amount. This notice becomes effective five (5) trading days after receipt by Fusion Capital. If at any time during any trading day the sale price of our common stock is below the Threshold Price, the applicable increase in the daily purchase amount will be void and Fusion Capital’s obligations to purchase shares of our common stock in excess of the applicable daily purchase amount will be terminated.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement. This notice shall be effective one trading day after Fusion Capital receives it.

Effect of Performance of the Common Stock Purchase Agreement on our Stockholders

All shares registered in this offering will be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to six (6) months from the date of this Prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock issuable under the common stock purchase agreement, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion Capital and (3) terminate the common stock purchase agreement.

Principal Market Requirements

In order to satisfy any principal securities or market requirements, we cannot without the approval of our stockholders, issue shares of our common stock to Fusion Capital under the common stock purchase agreement in excess of 19.99% of the outstanding shares of our common stock as of the date of the common stock purchase agreement.

No Short-Selling or Hedging by Fusion Capital

Fusion Capital has agreed that neither it nor any of its affiliates, agents or representatives will cause or engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Events of Default

Fusion Capital may terminate the common stock purchase agreement without any liability or payment to us upon the occurrence of any of the following events of default:

•
the effectiveness of the registration statement of which this Prospectus is a part lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby, and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period;

•	suspension by our principal market, the American Stock Exchange, of our common stock from trading for a period of three (3) consecutive trading days;

•
our common stock is delisted from the American Stock Exchange, our principal market, and is not immediately thereafter trading on the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the Nasdaq OTC Bulletin Board;

•	the transfer agent’s failure for five (5) trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

•
if at any time the issuance of shares of our common stock to Fusion Capital would exceed the number of shares of our common stock that we may issue without breaching the rules or regulations of our principal market;

•
any breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse affect on us, Fusion Capital or the value of our common shares subject to a cure period of ten (10) days;

•	a default by us of any payment obligation in excess of $1.0 million; or

•	our insolvency or our participation or threatened participation in any insolvency or bankruptcy proceedings by or against us.

Commitment Shares Issued to Fusion Capital

Under the terms of the common stock purchase agreement Fusion Capital is entitled to receive 88,563 shares of our common stock as a commitment fee. We have issued 82,321 shares to Fusion Capital and the remaining 6,242 shares will be issued on a pro rata basis during the remaining period of the common stock purchase agreement as Fusion Capital purchases shares.

No Variable Priced Financings

Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any floating conversion rate or variable priced equity or floating conversion rate or variable priced equity-like securities.

Expense Reimbursement

We previously paid Fusion Capital $35,000 as the full and complete expense reimbursement of Fusion Capital’s expenses in connection with entering into the transaction. Such amount included payment of Fusion Capital’s due diligence expenses and legal fees.

Our Option for a Second Tranche

Under the common stock purchase agreement, twenty (20) days after the completion of the purchase of an aggregate of $5.0 million in shares of our common stock by Fusion Capital, we may, in our sole discretion, deliver an irrevocable written notice to Fusion Capital to enter into an additional common stock purchase agreement with Fusion Capital for the purchase of $5.0 million of additional shares of our common stock. The terms and conditions of the second common stock purchase agreement shall be in form and substance identical in all respects to the initial agreement provided that the second common stock purchase agreement will not have an option for an additional tranche.

Selling Stockholder

The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Beneficially Owned Before Offering(1)	Percentage of Outstanding Shares Beneficially Owned Before Offering(1)	Shares to be Sold in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Fusion Capital Fund II, LLC (2)(3)	82,321	1.1%	531,341	0%
______________

(1)	The offering date is deemed to be the date of this Prospectus.

(2)
As of the date hereof, Fusion Capital has acquired 799,095 shares of our common stock and may purchase up to an additional 442,778 shares under the common stock purchase agreement. Fusion Capital may acquire an additional 6,242 shares of our common stock as an additional commitment fee under the common stock purchase agreement as purchases are made. Percentage of outstanding shares is based on 7,669,333 shares of common stock outstanding as of January 31, 2006, including 82,321 shares of our common stock as a commitment fee, but excluding the additional 449,020 shares of common stock that may be acquired by Fusion Capital from us under the common stock purchase agreement after the date hereof. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital; provided, however, that this limitation does not affect Fusion Capital’s obligation to purchase shares in accordance with the terms of the common stock purchase agreement. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that the percentage of our outstanding common stock owned by Fusion Capital will ever reach the 9.9% limitation.

(3)
Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and dispositive power over the shares being offered under this Prospectus.

Plan of Distribution

The common stock offered by this Prospectus is being offered by Fusion Capital, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this Prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and /or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital is an “underwriter” within the meaning of the Securities Act of 1933.

Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus. At the time a particular offer of shares is made, a Prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this Prospectus.

This offering will terminate on the date that all shares offered by this Prospectus have been sold by Fusion Capital.

Legal Matters

The validity of the common stock offered by this Prospectus was passed upon for us by Seyfarth Shaw LLP, Chicago, Illinois. Allan J. Reich, one of the partners of the law firm of Seyfarth Shaw LLP is the owner of 15,000 shares of our common stock. The interests in our common stock of the other attorneys at Seyfarth Shaw LLP participating in such matter are immaterial.

Experts

The financial statements of Competitive Technologies, Inc. as of July 31, 2005 and 2004, and for the years then ended, incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended July 31, 2005, have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

CTT has filed a Registration Statement on Form S-1 with the SEC. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Some information is omitted from this Prospectus in accordance with the rules of the SEC and you should refer to the Registration Statement and its exhibits for additional information. Our internet website address is www.competitivetech.net. Unless otherwise stated herein, the contents of our website are not part of this Registration Statement and our Internet address is included in this document as an inactive textual reference only. Our Registration Statement, Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed by us with the SEC pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, are accessible free of charge through our website as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public on the SEC’s Internet web site at www.sec.gov.

You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. CTT has not authorized anyone else to provide you with different information. This Prospectus is an offer to sell or buy only the securities described in this document, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current and accurate only as of the date of this Prospectus.

Incorporation of Certain Information by Reference

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to the documents we have filed with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this Prospectus. We are incorporating by reference in this Prospectus the following documents previously filed by us:

1. Our Annual Report on Form 10-K for the fiscal year ended July 31, 2005, filed October 13, 2005.

2. Our Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2005, filed December 12, 2005.

3. Our Current Reports on Form 8-K filed on December 12, 2005, November 25, 2005, November 2, 2005, and October 20, 2005.

We will provide to you, upon written or oral request and without charge, a copy of any or all of the documents referred to above which we have incorporated in this Prospectus by reference. You can request copies of such documents if you call or write us at the following address or phone number: Secretary, Competitive Technologies, Inc., 1960 Bronson Road, Fairfield, Connecticut 06824, telephone (203) 255-6044, or you may visit our website at www.competitivetech.net.

Information with Respect to the Registrant

The information required to be disclosed in the registration statement pertaining to the Company is incorporated by reference from the documents listed as incorporated by reference in “Incorporation of Certain Information by Reference.” Such documents are being delivered with this Prospectus. See “Prospectus Summary,” “Risk Factors,” and “Incorporation of Certain Information by Reference.”

Material Changes

There have been no material changes in our affairs which have occurred since July 31, 2005 which have not been described in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K that we have filed that has not otherwise been described in this Prospectus.

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by CTT or the selling stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this Prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of CTT since the date hereof.

531,341 SHARES

COMPETITIVE TECHNOLOGIES, INC.

COMMON STOCK

PROSPECTUS

February 6, 2006

Part II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions, if any) are set forth below. Each item listed is estimated, except for the Securities and Exchange Commission registration fee and the American Stock Exchange additional listing fee.

Securities and Exchange Commission registration fee	$630
American Stock Exchange Additional listing fees	24,854
Accounting fees and expenses	55,000
Legal fees and expenses	87,000
Registrar and transfer agent’s fees and expenses	0.00
Printing and engraving expenses	8,500
Miscellaneous	5,000
Total expenses	$180,984

Item 15. Indemnification of Directors and Officers

Pursuant to our bylaws we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CTT) by reason of the fact that such person is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Our bylaws also give us the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that such person is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to us unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

Our bylaws also provide that to the extent that one of our directors, officers, employees or agents has been successful on the merits or otherwise in the defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Our bylaws further provide that our Board of Directors may by a vote of a majority of the full Board of Directors, authorize us to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against liability under the provisions of our bylaws.

Item 16. Exhibits

Exhibit Number	Description
3.1

Unofficial restated certificate of incorporation of the registrant as amended to date filed (on April 1, 1998) as Exhibit 4.1 to registrant's Registration Statement on Form S-8, File Number 333-49095 and hereby incorporated by reference.

3.2
By-laws of the registrant as amended effective October 14, 2005, filed (on December 12, 2005) as Exhibit 3.2 to registrant’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2005 and hereby incorporated by reference.

5.1+	Opinion of Seyfarth Shaw LLP as to the legality of the shares of CTT common stock being registered.
10.1*	Registrant's Restated Key Employees' Stock Option Plan filed as Exhibit 4.3 to registrant's Registration Statement on Form S-8, File Number 33-87756 and hereby incorporated by reference.
10.2*	Registrant's Annual Incentive Compensation Plan filed (on November 25, 2005) as Exhibit 99.1 to registrant's Current Report on Form 8-K, dated November 25, 2005, and hereby incorporated by reference.
10.3*
Registrant's 2000 Directors Stock Option Plan as amended January 24, 2003 filed (on January 29, 2003) as Exhibit 4.4 to registrant's Registration Statement on Form S-8, File Number 333-102798 and hereby incorporated by reference.

10.4*
Registrant's 1996 Directors’ Stock Participation Plan as amended January 14, 2005 filed (on January 21, 2005) as Exhibit 10.2 to registrant's Current Report on Form 8-K, and hereby incorporated by reference.

10.5*	Registrant's 1997 Employees' Stock Option Plan as amended January 14, 2005 filed (on January 21, 2005) as Exhibit 4.3 to registrant's Current Report on Form 8-K, and hereby incorporated by reference.
10.6*
Employment Agreement between registrant and John B. Nano effective August 1, 2004, filed (on October 29, 2004) as Exhibit 10.6 to registrant’s Annual Report on Form 10-K for the year ended July 31, 2004, and hereby incorporated by reference.

10.7*
1997 Employees’ Stock Option Agreement between registrant and John B. Nano dated June 17, 2002 filed (on October 30, 2002) as Exhibit 10.19 to registrant's Annual Report on Form 10-K for the year ended July 31, 2002, and hereby incorporated by reference.

10.8
Settlement Agreement dated October 17, 2003 among registrant, Unilens Corp. USA and Unilens Vision Inc. filed (on October 22, 2003) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated October 17, 2003, and hereby incorporated by reference.

10.9
Lease Agreement between registrant and The Bronson Road Group made August 28, 1996 filed (on October 28, 1996) as Exhibit 10.34 to registrant's Annual Report on Form 10-K for the year ended July 31, 1996 and hereby incorporated by reference.

10.10
First Amendment of Lease Agreement dated August 9, 2001 between registrant and The Bronson Road Group, LLP filed (on October 29, 2001) as Exhibit 10.15 to registrant's Annual Report on Form 10-K for the year ended July 31, 2001 and hereby incorporated by reference.

10.11
Agreement between registrant and Samuel M. Fodale dated June 13, 2001 filed (on October 29, 2001) as Exhibit 10.16 to registrant's Annual Report on Form 10-K for the year ended July 31, 2001 and hereby incorporated by reference.

10.12
Assignment of Promissory Notes, Technology Servicing Agreement, Note Purchase Agreement, Security Interest Agreement, and Intercreditor Agreement between registrant and MRM Acquisitions, LLC effective August 5, 2002 filed (on August 6, 2002) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated July 16, 2002 and hereby incorporated by reference.

10.13
Agreement closed on May 19, 2003 (made April 30, 2003) between registrant and LawFinance Group, Inc. filed (on May 28, 2003) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated May 19, 2003 and hereby incorporated by reference.

10.14
Registrant’s Contingent Promissory Note dated October 28, 2002 in the principal amount of $1,683,349 together with its attached Exhibit A filed (on November 18, 2002) as Exhibit 10.20 to registrant’s Annual Report on Form 10-K/A for the year ended July 31, 2002 and hereby incorporated by reference.

10.15
Agreement closed on October 31, 2003 between registrant and LawFinance Group, Inc. filed (on November 10, 2003) as Exhibit 10.2 to registrant's Current Report on Form 8-K dated October 30, 2003 and hereby incorporated by reference.

10.16
Side Letter Addendum to Agreement closed on October 31, 2003 between registrant and LawFinance Group, Inc. filed (on November 10, 2003) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated October 30, 2003 and hereby incorporated by reference.

10.17
Agreement between registrant and a shareholder effective November 17, 2003 filed (on March 16, 2004) as Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2004 and hereby incorporated by reference.

10.18*
Severance Agreement and General Release between registrant and Frank R. McPike, Jr. effective November 1, 2003 filed (on March 16, 2004) as Exhibit 10.2 to registrant’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2004 and hereby incorporated by reference.

10.19
Common Stock Purchase Agreement between the registrant and Fusion Capital Fund II, LLC dated February 25, 2004 filed (on February 27, 2004) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated February 25, 2004 and hereby incorporated by reference.

10.20
Registration Rights Agreement between the registrant and Fusion Capital Fund II, LLC dated February 25, 2004 filed (on February 27, 2004) as Exhibit 10.2 to registrant's Current Report on Form 8-K dated February 25, 2004 and hereby incorporated by reference.

10.21
Letter Agreement between the registrant and Brooks, Houghton & Company, Inc. dated October 7, 2002 filed (on March 16, 2004) as Exhibit 10.3 to registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2004 and hereby incorporated by reference.

10.22*
Amended and Restated Employment Agreement by and between registrant and Donald J. Freed effective October 1, 2005 filed (on October 13, 2005) as Exhibit 10.22 to registrant’s Annual Report on Form 10-K for the year ended July 31, 2005 and hereby incorporated by reference.

10.23
Warrant to purchase common stock of registrant granted to Brooks Houghton & Company, Inc. issued February 25, 2004, and related side letter agreement dated June 17, 2004, filed (on October 29, 2004) as Exhibit 10.23 to registrant’s Annual Report on Form 10-K for the year ended July 31, 2004 and hereby incorporated by reference.

10.24
Second Amendment of Lease Agreement dated May 19, 2005 between registrant and The Hull House Group, LLC filed (on October 13, 2005) as Exhibit 10.24 to registrant’s Annual Report on Form 10-K for the year ended July 31, 2005 and hereby incorporated by reference.

14.1
Registrant's Corporate Standards of Conduct for all its directors, officers, employees and consultants, revised as of January 2005 filed (on January 21, 2005) as Exhibit 14.1 to registrant’s Current Report on Form 8-K dated January 14, 2005 and hereby incorporated by reference.

21	Subsidiaries of registrant, filed (on October 13, 2005) as Exhibit 21 to registrant’s Annual Report on Form 10-K for the year ended July 31, 2005 and hereby incorporated by reference.
23.1+	Consent of BDO Seidman, LLP.
23.3+	Consent of Seyfarth Shaw LLP (included in opinion filed as Exhibit 5.1).
24.1	Power of Attorney of Directors and Officers of Competitive Technologies, Inc. (included on the signature page hereof).
_________
* Management contract or compensatory plan
+ Filed herewith

Item 17. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post-Effective Amendment No. 2 to Form S-1, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fairfield, state of Connecticut, on this 6th day of February 2006.

COMPETITIVE TECHNOLOGIES, INC.
By:	/s/ DONALD J. FREED Donald J. Freed President, Chief Executive Officer, Director and Authorized Signer

Each person whose signature appears below hereby constitutes and appoints Donald J. Freed and Michael D. Davidson, each of them severally his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to Form S-1 Registration Statement has been signed on this 6th day of February 2006, by the persons and in the capacities indicated below.

/s/ DONALD J. FREED Donald J. Freed		President, Chief Executive Officer and Director
/s/ MICHAEL D. DAVIDSON* Michael D. Davidson		Vice President, Chief Financial Officer and Principal Accounting Officer
/s/ RICHARD E. CARVER* Richard E. Carver		Director and Chairman of the Board of Directors
/s/ GEORGE W. DUNBAR, JR.* George W. Dunbar, Jr.		Director
/s/ MARIA-LUISA MACCECCHINI Maria-Luisa Maccecchini		Director
/s/ CHARLES J. PHILIPPIN* Charles J. Philippin		Director
/s/ JOHN M. SABIN* John M. Sabin		Director

*By:	/s/ DONALD J. FREED Donald J. Freed, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Seyfarth Shaw LLP
23.1	Consent of BDO Seidman, LLP
23.3	Consent of Seyfarth Shaw LLP (included in opinion filed as Exhibit 5.1)
24.1	Power of Attorney of Directors and Officers of Competitive Technologies, Inc. (included on the signature page hereof)